Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 5: Other Products and Services

a. Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (e.g., algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?

☒ Yes ☐ No

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.

STFX is an internal-crossing network for orders in NMS stock originating from Participants (as defined below). STFL business units, STFL affiliates, and their respective clients ("Participants") access STFX through the direct or indirect use of the products and services offered by STFL's Portfolio & Electronic Trading Desk (PETD). More specifically, these Participants access STFX through any STFL or STFL-affiliate trading desk that uses the algorithms and/or SORs provided by the PETD.

Operationally, for redundancy and throughput resiliency, STFL maintains two distinct SOR platforms that are the sole points of entry into STFX via two separate FIX connections. In addition to STFX, the SOR platforms can access national securities exchanges, other alternative trading systems, and other market centers. Each platform contains multiple SOR configurations. SOR configurations may route to different execution venues and are created to achieve specific performance benchmarks and/or to satisfy specific risk tolerances and order constraints. Risk tolerances and constraints may be directly set by a Participant, and/or by an algorithm to minimize an order's impact on the market. Not every SOR configuration routes to STFX. In addition, while one SOR platform is capable of processing data faster than the other, all outbound routes to STFX are subject to the same factors determining latency between the respective SOR platform and STFX. Algorithms systematically select the appropriate SOR configuration to best achieve their intended benchmark. Alternatively, a Participant can access a SOR configuration directly without utilizing an algorithm. However, Participants cannot bypass the SOR to directly access STFX. Except as may be prohibited by regulatory requirements, Institutional Participants (e.g., banks, insurance companies, mutual funds companies, registered investment advisors, pension funds, hedge funds, and other money managers) can request customization of their algorithm or SOR configurations at the session or Client ID-level to exclude specific trading venues, including STFX.

In addition, certain Institutional Participants that meet the specific eligibility standards described in Part III, Item 2b ("Directed Participants"), and upon written request, review, and approval by STFL's Head of Equity Trading, can direct that their orders route solely to STFX by nature of a customized STFL SOR routing

configuration. A Directed Participant's customized SOR routing configuration restricts the SOR to routing that Participant's order only to STFX, thereby excluding all other execution venues as routing destinations. Orders directed solely to STFX by a Directed Participant are subject to the same order validation process and priority rules described in Part III, Item 7 that apply to non-directed orders. In addition, orders from Directed Participant use the same routing infrastructure, and are subject to the same factors determining latency (as discussed above) between each STFL SOR and STFX as all non-directed orders. While Directed Participants can route their orders solely to STFX, they cannot directly access STFX without first routing through one of the two SOR platforms mentioned above. The two STFL SOR platforms are the only means of entry into STFX, but are both capable of utilizing a customized SOR routing configuration to allow directed orders into STFX. Retail Participants [~~cannot~~]**may not** directly route orders to a specific algorithm, SOR, or execution venue. The use of algorithms and SOR **routing** configurations for Retail Participant orders is subject to the discretion of the STFL Retail Trading Desk. [~~Participants cannot direct orders exclusively to STFX by nature of their customized SOR configuration.~~]

Item 7: Protection of Confidential Trading Information

a. Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:

   i. written standards controlling employees of the ATS that trade for employees' accounts; and

   ii. written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.

STFL SAFEGUARDS REGARDING CONFIDENTIAL TRADING INFORMATION

STFL has established and maintains written supervisory policies and procedures to protect confidential trading information related to all STFL products and services, including STFX. For purposes of this response, confidential information consists of Participants' identities, orders, transactions, strategies, and activities. All STFL personnel are subject to annual training regarding privacy and confidential information. Per firm policy, authorized STFL personnel have access to confidential information specific to STFX and/or its configuration as needed to fulfill their roles and responsibilities related to the operation and support of STFX. Authorized STFL personnel are strictly prohibited from using such information in an unauthorized manner and from discussing the details of any orders or executed trades occurring in STFX with persons who do not need such information to carry out their designated duties. **Additionally, neither of the two SOR platforms that directly access STFX take into account means of entry or the type of participant (i.e., Retail Participant, Institutional Participant, or Directed Participant) when sending subsequent orders to or canceling orders from STFX. The applicable STFL SOR platform, however, does not share such order information specifically pertaining to exclusive routes to STFX with any other Stifel trading system, desk, or any third party, other than with personnel who require access to address operational, technological, legal, or compliance issues that may arise with STFX or the STFL SOR. The same client onboarding information is requested from both Participants and Directed**

Participants. Participants also cannot opt out of the STFL SOR having knowledge of orders bound for STFX. This information is inherent in the operation of STFX. The STFL SOR does not generate indications of interest based on STFX information.

The STFX matching engine is hosted and operated by NASDAQ. In turn, the ATS matching engine and limit order book reside on hardware that is physically separate from STFL locations, systems, and personnel. Participant confidential information pertaining to STFX is accessible by authorized STFL personnel via the PETD algorithm and SOR environment and related databases/data repositories, the STFL compliance data repository, the NASDAQ OceanView GUI, the NASDAQ SMARTS surveillance system, and the NASDAQ cloud-based data warehouse. Access is granted to one or more of these environments, systems, data repositories, or data warehouses by the Head of Equity Trading and their designee, or the Chief Institutional Equity Compliance Officer and their designee. Only the designated compliance officer can grant access to compliance surveillance systems and data repositories. Access to all systems containing confidential information is controlled by password and entitlements and/or two-factor authentication. STFL personnel with access to real-time Participant confidential information are physically separated from general sales and trading staff on STFL's trading floor. Specific policies and procedures are applied as follows:

1. Detect and prevent insider trading (including information barriers and Fire Walls): STFL's Written Standard Procedures prohibit PETD staff from disclosing the identity of Participants and such persons' orders or executions other than to authorized Compliance, Supervision, Trading Management, Platform Technical Support, and Back Office personnel. As part of these controls, login credentials that are granted by the Head of Equity Trading or his/her designee control access to STFL's order management systems and execution data. These login credentials and their use is tracked. STFL Personnel are permitted to view information specific to their roles and/or the clients under their coverage. This information may include the algorithm or SOR used and the venue of execution. STFL order management systems do not contain any data relating to the specific operation of STFX. Access to systems containing confidential STFX specific information such as resting orders or Participant identities is restricted by a combination of login credentials, electronic tokens, two-factor authentication, and IP whitelisting. **The SORs do not take into account means of entry or the Participants (including Directed Participants) and any other subscribers in sending subsequent orders or canceling orders from STFX. The SORs do not take into account means of entry or the type of participant (i.e., Retail Participant, Institutional Participants, or Directed Participant) when sending subsequent orders to or canceling orders from STFX.** The Head of Equity Trading or his/her designee are the only entities who can grant and revoke access to STFX operational systems.

2. Restrict trading in personal accounts of certain STFL personnel and transactions in employee and employee-related accounts: All personnel supporting the operation of STFX are subject to STFL's personal trading policy and supervision. This policy requires STFL employees to maintain personal trading accounts at STFL and obtain prior written approval for all transactions in NMS stocks via STFL's EQUBE System and its Control Room. Approval is based on the STFL restricted list and the employee's response to questions regarding their access to material, nonpublic information, their potential role as a market maker in the requested security, their knowledge of client

orders in the requested security, and their acknowledgement of the firm's holding period restriction (i.e., 30 days with an exception for unrealized losses in excess of certain thresholds).

3. Prohibit certain activity that would disseminate confidential information, such as (i) limit the ability to reproduce or distribute "internal use only" or "broker/dealer only" items externally and (ii) prohibit the misuse of information obtained in a fiduciary capacity, or the sharing of information with any other unauthorized persons (e.g., spouses, relatives, household members, etc.). As it relates to STFX, this type of "internal use only" information includes daily STFX surveillance and end-of-day activity reports that NASDAQ makes available to authorized STFL personnel by electronic drop-copy to secure storage. Files are then archived on STFL's compliance data repository system.

4. Review electronic communications: All electronic communications by STFX support staff are subject to random and periodic review.

5. Govern employee-related and proprietary trading: Employee and principal (i.e., STFL acting as principal) transactions are not routed to STFX for execution, to mitigate the possibility of conflicts of interests.

Internal and external auditors periodically review for compliance with firm policies and procedures governing all operational aspects of STFL PETD products, including STFX. STFL internal audit prepares, maintains, and distributes audit fieldwork for these products including STFX and reports to Supervision and Management.

Access to NASDAQ Systems

The following are NASDAQ-hosted systems accessible by STFL authorized personnel based on their specific roles and responsibilities in the operation and support of STFX. Access is granted by written request to NASDAQ by STFL's Head of Equity Trading or his/her designee. Access by STFL personnel is reviewed monthly by NASDAQ and provided to STFL for review.

a. Configuration API – STFL personnel control and configure STFX through the Configuration API system. STFL's Head of Equity Trading or the manager of the Portfolio & Electronic Trading Desk authorize Configuration API system access based on the requesting employee's designated role and responsibilities. By way of example, crossing rules and order type parameters are changed by file submission to the Configuration API with access controlled by electronic tokens and access keys.

b. OceanView GUI – The OceanView GUI is a secure web application that allows personnel responsible for the support and supervision of the ATS to view summary and detailed order, transaction, configuration, and reporting information. Specifically, it allows role-designated STFL personnel on the PETD, in compliance, and in IT to administer the operational aspects of STFX, including such things as connectivity, risk settings, symbol maintenance, and trade review/cancelation. Access to the OceanView GUI is controlled by integration to the NetIQ 2FA system that requires two-factor authentication. STFL's Head of Equity Trading or the manager of the Portfolio & Electronic Trading Desk authorize OceanView GUI system access based on the requesting employee's designated role and responsibilities. Authorized personnel with access to the OceanView GUI are separated from non-ATS and non-Algorithmic sales and trading personnel by a physical information barrier. To the extent that any authorized

STFL personnel (i.e., the manager of the PETD) is also involved in the execution of transactions in NMS stock for a client or the firm, such personnel will do so from the other side of the information barrier, on a system without access to the OceanView GUI.

c. JIRA Incident Management ("JIRA") – JIRA is a software system for STFL developers and NASDAQ technical support personnel to track technical issues pertaining to STFX. Access to JIRA is controlled by integration to the NetIQ 2FA system that uses two-factor authentication. STFL's Head of Equity Trading or the manager of the Portfolio & Electronic Trading desk authorize access by STFL personnel to the STFX instance of the JIRA system based on the requesting employee's designated role and responsibilities.

d. Short-Term Data Warehouse and Long-Term Storage (AWS Environment) – STFL developers access historical data from NASDAQ's AWS Environment to facilitate ATS specific transaction analysis, regulatory reporting, and summary management reporting. STFL's Head of Equity Trading or the manager of the Portfolio & Electronic Trading desk authorize access to the AWS environment based on the requesting employee's designated role and responsibilities.

e. NASDAQ SMARTS – SMARTS is a compliance software system provided by NASDAQ to STFL compliance and supervision personnel to facilitate in the surveillance of all activity in STFX. STFL's Head of Equity Trading or STFL's Equities Chief Compliance Officer authorize SMARTS access to compliance personnel based on their designated role and responsibilities.

OCEAN Personnel

Certain OCEAN and NASDAQ employees have access to Participant confidential trading information. Such employees include OCEAN and NASDAQ staff from Compliance, Operations, Technology Development (including trading and surrounding systems), Product Management, and Business Management. The confidential trading information consists of information regarding individual orders and executions, Participant codes, and order volume summaries in STFX. OCEAN's policies and procedures employ a three-pronged approach to permit access to STFX. First, an employee must complete compliance training specific to the OCEAN business unit. Second, an OCEAN employee must request, and OCEAN Compliance must approve, access to each specific system based on the employee's designated role and responsibilities. Third, once approved, the OCEAN employee must complete OCEAN's annual Compliance training. OCEAN employees that have access to confidential trading information are subject to OCEAN's "Information Barriers and Conflict Management Policies and Procedures." All OCEAN employees are subject to NASDAQ's Global Trading Policy ("GTP"), which outlines all requirements and restrictions related to personal trading activity including holding periods, annual attestations, IPO restrictions and a prohibited list. OCEAN employees are required to disclose personal investment and brokerage accounts, positions, and transactions. NASDAQ's Global Ethics Team monitors personal trade activities against the GTP. OCEAN also conducts electronic communications reviews to identify policy violations including noncompliance with the above referenced policies and procedures. STFL has the right to audit OCEAN's operation of STFX, including OCEAN's access to and use of Participant confidential trading information either through audits conducted by STFL's own audit team or by third-party auditors. Such audits may be conducted on-site or off-site. OCEAN also is obligated to notify STFL of any actual or suspected unauthorized access to confidential information, which includes Participant confidential trading information, in a timely manner.

Part III: Manner of Operations

Item 1: Types of ATS

Subscribers

Select the type(s) of Subscribers that can use the NMS Stock ATS services:

Investment Companies ☐ ☐ Retail Investors Issuers ☐ Brokers

☒

☐ NMS Stock ATSs ☐ Asset Managers ☐ Principal Trading Firms
☒

☐ Hedge Funds ☐ Market Makers Banks ☐ Dealers

☒ Other

If other, identify the type(s) of subscriber.
STFL business units, STFL affiliates, and their respective clients ("Participants") indirectly access STFX through the products and services offered by STFL. More specifically, these Participants access STFX through any STFL or STFL-affiliate trading desk that utilizes the algorithms and/or SORs provided by the PETD. Participants include investment companies, retail investors, asset managers, hedge funds, banks, and broker-dealers (i.e., affiliate broker-dealers). **In addition, certain clients of STFL or its affiliates can direct that their orders route solely to STFX. In order to route orders solely to STFX, these clients must be Institutional Participants (as described in Part II, Item 5) and request a customized STFL SOR routing configuration that allows such direction of orders. These Institutional Participants, referred to as Directed Participants, must satisfy the eligibility conditions described in Part III, Item 2b.**

Item 2: Eligibility for ATS Services

a. Does the NMS Stock ATS require Subscribers to be registered broker-dealers?

Yes   ☒ No

b. Are there any other conditions that the NMS Stock ATS requires a Person to satisfy before accessing the ATS services?

☒ Yes   ☐ No

If yes, list and provide a summary of the conditions.

All Participants are required to be a STFL client or **a** STFL affiliate client and comply with all legal requirements applicable to their particular business type or trading activities.   Clients of Stifel and its affiliates are subject to the firm's account onboarding and review process which includes the [~~successful~~]completion of the firm's Know Your Client and Anti-Money Laundering process.

Upon written request, review, and approval by Stifel's Head of Equity Trading and its Risk Management group, clients of STFL and its affiliates that are Institutional Participants as defined in Part II, Item 5a may request a customized STFL SOR routing configuration that restricts the SOR to routing their orders only to STFX. This customization excludes all other execution venues as routing destinations for these orders. Institutional Participants must be approved for this configuration, subject to the following additional eligibility conditions (i.e., to become Directed Participants):

Assets Under Management ("AUM"): The Institutional Participant must: (a) have more than $10 billion in AUM at the time of their request; or (b) have more than $5 billion in AUM at the time of their request and use a third-party technology platform or execution service-bureau with its own SOR and execution algorithms ("Third-Party SOR Platform") that connect to STFX through Stifel's routing infrastructure and one of two STFL SOR platforms (see Part III, Item 5: ("Means of Entry")). An Institutional Participant with more than $10 billion AUM can also use a Third-Party Platform to connect to Stifel's routing infrastructure and a STFL SOR platform.

Stifel's Head of Equity Trading and its Risk Management group has sole discretion to accept or deny a potential Directed Participant even if they meet the eligibility criteria.

Item 5:   Means of Entry

a.   Does the NMS Stock ATS permit orders and trading interest to be entered directly into the ATS (e.g., via Financial Information eXchange ("FIX") protocol, Binary)?

　　Yes　　　☒ No

If yes, explain the protocol that can be used to directly enter orders and trading interest into the ATS.

b.   If yes to Item 5(a), are the protocols required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator? N/A

　　Yes　　　☐ No

If no, identify and explain any differences.

c.   Are there any other means for entering orders and trading interest into the NMS Stock ATS (e.g., smart order router, algorithm, order management system, sales desk)?

　　☒ Yes　　　　No

If yes, identify and explain the other means for entering orders and trading interest, indicate whether the means are provided through the Broker-Dealer Operator, either by itself or through a third-party contracting with the Broker-Dealer Operator, or through an Affiliate of the Broker-
Dealer Operator, and list and provide a summary of the terms and conditions for entering orders or trading interest into the ATS through these means.

STFX is an internal-crossing network for orders in NMS stock originating from Participants (as defined below). STFL business units, STFL affiliates, and their respective clients ("Participants") access STFX through the direct or indirect use of the products and services offered by STFL's Portfolio & Electronic Trading Desk (PETD). More specifically, these Participants access STFX through any STFL or STFL-affiliate trading desk that uses the algorithms and/or SORs provided by the PETD.

Operationally, for redundancy and throughput resiliency, STFL maintains two distinct SOR platforms that are the sole points of entry into STFX via two separate FIX connections. In addition to STFX, the SOR platforms can access national securities exchanges, other alternative trading systems, and other market centers. Each platform contains multiple SOR configurations. SOR configurations may route to different execution venues and are created to achieve specific performance benchmarks and/or to satisfy specific risk tolerances and order constraints. Risk tolerances and constraints may be directly set by a Participant, and/or by an algorithm to minimize an order's impact on the market. Not every SOR configuration routes to STFX. In addition, while one SOR platform is capable of processing data faster than the other, all outbound routes to STFX are subject to the same factors determining latency between the respective SOR platform and STFX. This means there is no difference in speed for orders reaching STFX once they leave their respective SOR. STFL algorithms systematically select the appropriate SOR configuration to best achieve their intended benchmark. Alternatively, a Participant can access a SOR configuration directly without utilizing an algorithm. However, Participants cannot bypass the SOR to directly access STFX. Except as may be prohibited by regulatory requirements, Institutional Participants can request customization of their algorithm or SOR configurations at the session or Client ID-level to exclude specific trading venues, including STFX.

Institutional Participants that meet the eligibility standards described in Part III, Item 2b ("Directed Participants"), and upon written request, review, and approval by STFL's Head of Equity Trading, can direct that their orders route solely to STFX by utilizing a customized STFL SOR routing configuration. A Directed Participant's customized SOR routing configuration restricts the SOR to routing that Participant's orders only to STFX, thereby excluding all other execution venues as routing destinations. Orders directed solely to STFX by a Directed Participant are subject to the same order validation process and priority rules (see Part III, Item 7) as all non-directed orders. In addition, orders from Directed Participants utilize the same routing infrastructure and are subject to the same factors determining latency (discussed above) between each STFL SOR and STFX as all non-directed orders. While Directed Participants can route their orders solely to STFX, they cannot directly access STFX without first routing through one of the two SOR platforms mentioned above. The two STFL SOR platforms are the only means of entry into STFX, but are both capable of utilizing a customized SOR routing configuration to allow directed orders into STFX. Retail Participants [cannot]**may not** directly route orders to a specific algorithm, SOR, or execution venue. The use of algorithms and SOR **routing** configurations for Retail Participant orders is subject to the discretion of the STFL Retail Trading Desk. [STFL does not allow any Participants to direct orders exclusively to STFX by nature of their customized SOR configuration.]

In addition to accessing STFX through the regular products and services that Stifel offers Participants, STFL affiliates may also provide their clients with indirect access to STFX through "white-labeling" arrangements. Under a "white-label" agreement, a STFL affiliate may offer its clients the trading products and services offered by STFL under the affiliate's own marketing name. Notably these white-label arrangements do not contain specific terms and conditions for routing orders into STFX. Otherwise, access to STFX by these affiliate clients is the same as described in Part III, Item 5[.]a and above.

Item 13: Segmentation; Notice

Are orders and trading interest in the NMS Stock ATS segmented into categories, classifications, tiers, or levels (e.g., segmented by type of participant, order size, duration, source, or nature of trading activity)?

☒   Yes   No

If yes, explain the segmentation procedures, including (i) a description for how orders and trading interest are segmented; (ii) identify and describe any categories, classification, tiers, or levels
and the types of orders and trading interest that are included in each; (iii) provide a summary of the parameters for each segmented category and length of time each segmented category is in effect; (iv) any procedures for overriding a determination of segmented category; and (v) how segmentation can affect order interaction.

Yes, orders entered into STFX are segmented into one of the following two Segmentation Categories:

  Category A: Stifel Retail
  Category B: Stifel Institutional

Segmentation Categories are automatically assigned to each Participant order by STFL SORs on outbound routes to STFX based on the following rules. The STFL Retail Segmentation Category is generally assigned to a Participant whose orders are entered into one of STFL's retail brokerage order management systems or advisory order management systems. In addition, orders from outside advisory managers, specific STFL private client groups, and the STFL retail trading desk are assigned to the Retail Category even though the point of entry for their orders is STFL's institutional order management system. The STFL Institutional Segmentation Category is assigned to Participants whose orders are entered into STFL's institutional order management system and who are not otherwise in the retail category. The rules governing the definition and assignment of Segmentation Categories are established within the STFL SOR platform and applied upon creation of each new Participant code. Only PETD programmers and the manager of the PETD can implement a change to the Participant Segmentation Categories upon review by the manager of the PETD and STFL Compliance. Affiliates, as Participants, are assigned a Segmentation Category by the same methodology unless the nature of the Affiliate's business and underlying clients are more accurately represented by the other category. This determination is made jointly by the manager of the PETD and STFL Compliance upon the initial creation of a Participant code within STFL's SOR platform. Segmentation Categories for Affiliates are reviewed, and if necessary, updated by the manager of the PETD and STFL Compliance as needed.

For all Participants, the Segmentation Category assigned to an order is effective for the life of each order. There is no mechanism to override the Segmentation Category on an open order. Any proposed change to a specific Participant's assigned Segmentation Category must be made in writing and jointly approved by the manager of the PETD and STFL Compliance. Any such change would become effective at the start of the following regular trading session.

> In addition to the Assigned Segmentation Category, each order message submitted to STFX contains a Segmentation Restriction. The Segmentation Restriction allows institutional Participants to prohibit the crossing of their orders against all orders from all Participants assigned to a specific Segmentation Category. The default restriction for Retail Segmentation Category orders allows for matching against both other Retail Segment orders and Institutional Segment orders. The default restriction for Institutional Segmentation Category orders also allows matching against both Retail Segment orders and Institutional Segment orders. Only Institutional Participants may request a change to their Segmentation Restriction setting. Such requests must be received in writing and will become effective at the start of the following regular trading session. STFX will only cross two orders if the Segmentation Restrictions on each order allow for matching with their respective Segmentation Categories. For example, an order with the Institutional Segmentation Category will only be allowed to match against orders that do not contain a Segmentation Restriction on Institutional orders. Specifically, Institutional orders with a Segmentation Restriction that prohibits crossing against other Institutional Segment orders are only permitted to cross against Retail Segment orders. Segmentation Categories/Restrictions do not permit Participants to allow/prohibit crossing with a specific Participant, but rather restrict crossing with an entire category of Participants. Segmentation Categories, by nature of their use by Segmentation Restrictions, can affect price-time priority in the limit order book as they may not permit an otherwise matched order to cross. **Institutional Participants that do not meet criteria to become Directed Participants are still subject to segmentation procedures.**

    a.   If yes to Item 13(a), is the segmentation of orders and trading interest the same for all Subscribers and the Broker-Dealer Operator?

    ☒ Yes   ☐ No

    If no, identify and explain any differences.

    b.   Does the NMS Stock ATS identify orders or trading interest entered by a customer of a broker- dealer on the NMS Stock ATS as a customer order?

    ☐ Yes   ☒ No

    c.   If yes to Item 13(a), does the NMS Stock ATS disclose to any Person the designated segmented category, classification, tier, or level of orders and trading interest?

    ☒ Yes   ☐ No

    If yes, provide a summary of the content of the disclosure, when and how the disclosure is communicated, who receives it, and whether and how such designation can be contested.

Upon inquiry by the Participant, STFX support staff may verbally disclose the assigned Segmentation Category to a STFL client's authorized trader or their designated STFL account coverage personnel. This designation cannot be contested.

d. If yes to Item 13(d), are the disclosures required to be identified in 13(d) the same for all Subscribers and the Broker-Dealer Operator? **N/A**

☒ ⎯ Yes   No

If no, identify and explain any differences.

Item 15: Display

a. Does the NMS Stock ATS operate as an Electronic Communication Network as defined in Rule 600(b) (23) of Regulation NMS?

Yes   ☒ No

b. Are Subscriber orders and trading interest bound for or resting in the NMS Stock ATS displayed or made known to any Person (not including those employees of the NMS Stock ATS who are operating the system)?

[⎯]☒ Yes   ☒ ☐ No

If yes, explain the display procedures, including how and when Subscriber orders and trading interest are displayed, how long orders and trading interest are displayed, what information about orders and trading interest is displayed, and the functionality of the Broker-Dealer Operator and types of market participants that receive the displayed information.

Order related information regarding orders routed to STFX is not provided to Participants (including Directed Participants) by STFX. Further, no real-time, client-specific information is provided by STFX to any STFL SOR for purposes other than notifying the routing SOR of an execution, rejection, or cancelation of a child order routed to STFX from that SOR. That said, eligible Direct Participants can route orders solely to STFX through a customized STFL SOR routing configuration that restricts the SOR to routing their orders only to STFX, thereby excluding all other execution venues (see Part II, Item 5). In these instances, STFL's SOR platform will necessarily have information about orders that are bound exclusively for STFX, and executions occurring at STFX. The applicable STFL SOR platform, however, does not share such order information specifically pertaining to exclusive routes to STFX with any other Stifel trading system, desk or any third party, other than with personnel who require access to address operational, technological, legal, or compliance issues that may arise with STFX or the STFL SOR. Participants cannot opt out of the STFL SOR having knowledge of orders bound for STFX. This information is inherent in the operation of the system. The STFL SOR does not generate indications of interest based on information from STFX. Please also see the information provided regarding disclosure of confidential trading information provided in Part II, Item 7.